HUNTON ANDREWS KURTH LLP 2200 PENNSYLVANIA AVE, NW WASHINGTON, DC 20037-1701 TEL 202 • 955 • 1500

ROBERT K. SMITH Direct Dial: 202 • 955 • 1611 EMAIL: rsmith@HuntonAK.com FILE NO: 123674.0000004

July 23, 2021

VIA EDGAR

Erin E. Martin

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	NewLake Capital Partners, Inc.

Registration Statement on Form S-11

Filed June 21, 2021

File No. 333-257253

Dear Ms. Martin:

As counsel to NewLake Capital Partners, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 14, 2021 regarding the Company’s registration statement on Form S-11 filed with the Commission on June 21, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (as so amended, the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

ATLANTA AUSTIN BANGKOK BEIJING BOSTON BRUSSELS CHARLOTTE DALLAS DUBAI HOUSTON LONDON

LOS ANGELES MIAMI NEW YORK NORFOLK RICHMOND SAN FRANCISCO THE WOODLANDS TOKYO TYSONS WASHINGTON, DC

www.HuntonAK.com

July 23, 2021

GENERAL

1.

We note that Article XV of your Amended and Restated Bylaws filed as exhibit 3.2 includes an exclusive forum provision for certain derivative actions other than those arising under the federal securities laws and also provides for the exclusive jurisdiction of the District Court for the District of Maryland, Northern Division for claims made under the Securities Act of 1933. Please revise your prospectus to clearly and prominently describe these provisions, including any risks or other impacts on investors and any uncertainty about enforceability. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154 and 155 of the Revised Registration Statement to clarify that there is uncertainty as to whether a court would enforce the federal exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The Company has further revised the disclosure in the prospectus, and the Company’s board of directors has adopted amended and restated bylaws (the “Revised Bylaws”), in response to the Staff’s comment. A copy of the form of Revised Bylaws is being filed as Exhibit 3.2 to the Revised Registration Statement.

OVERVIEW, PAGE 65

2.

We note your response to comment 4. In your response you state, in part, that you do not believe a net yield metric is necessary because you have shown de minimis property operating expenses on your audited and pro forma financial statements included in the prospectus. Please clarify how you considered the costs of managing your portfolio in determining it was not necessary to provide a net yield metric.

RESPONSE: The Company has removed all references to average yield on invested capital in the Revised Registration Statement.

OUR PROPERTIES , PAGE 84

3.

We note your responses to comments 5 and 6. To provide further clarity and context for investors, particularly as it relates to capital investments, please revise your tabular portfolio data to provide annual rental information or explain to us in detail why you believe such information would not be relevant to investors.

July 23, 2021

RESPONSE: The Company has added additional disclosure on page 89 of the Revised Registration Statement in response to the Staff’s comment.

PLAN OF DISTRIBUTION, PAGE 182

4.	We note your response to comment 9. Please identify the initial purchasers and revise here and the cover page to indicate that they may be deemed to be underwriters.

RESPONSE: As discussed with the Staff telephonically on July 19, 2021 and July 22, 2021, the Company is unable to identify the initial purchasers because such purchasers have not yet been identified and will be identified only later, through a marketing process that will be conducted by the placement agents using the prospectus included in the Revised Registration Statement. Moreover, neither the Company nor the placement agents have undertaken any testing-the-waters communications with potential purchasers. Thus, any potential purchasers will only be identified through a customary road show and, even then, the Company will not know who those initial purchasers will be until immediately before the Revised Registration Statement is declared effective and such initial purchasers confirm their respective purchases of the Company’s common stock.

Furthermore, the Company respectfully asserts that the initial purchasers will not be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act for the following reasons:

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Company has considered whether the initial purchasers will be underwriters, taking into account the background and guidance discussed below, and has concluded that such purchasers will not acquire securities from the Company with a view to distribution, will not offer or sell for the Company in connection with any distribution, will not have a participation in any such undertaking and will not participate in the underwriting of any such undertaking.

The critical facts that support the Company’s conclusion are that the initial purchasers will be required to represent that they are purchasing the Company’s securities in the ordinary

July 23, 2021

course of their business, for investment, and not with a view to, or for resale in connection with, any “distribution,” within the meaning of the Securities Act. In this regard, the Company notes that it has amended its Form of Securities Purchase Agreement with the initial purchasers to include the representations discussed above, and has refiled such agreement as Exhibit 10.21 to the Revised Registration Statement.

The Staff’s longstanding position is that whether a selling stockholder is an underwriter is a question of fact. C&DI 128.04 states that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.”

In the American Council of Life Insurance no-action letter (available May 10, 1983), the Staff addressed purchases of large blocks of securities by institutional investors, noting that underwriter status depends on all of the facts and circumstances surrounding a particular transaction, and holding that institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities provided that such securities are acquired in the ordinary course of their business from the issuer and that the investors have no arrangement with any person to participate in the distribution of such securities.

The Staff’s further guidance in C&DI 612.09 identifies certain factors to consider when determining whether a selling shareholder is an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

While the initial purchasers in the aggregate will be purchasing the entire issue of securities from the Company, they will not be in the business of underwriting securities. Further, the Company notes that its charter generally prohibits any person from actually, beneficially or constructively owning more than 7.5% in value or number of shares, whichever is more restrictive, of the outstanding shares of its common stock (absent an exemption from the Board), and thus no one initial purchaser is expected to purchase more than this 7.5% limit in the offering.

Therefore, the Company respectfully submits that because the initial purchasers will have no arrangements to participate in the distribution of the securities, because they will agree not to resell in an unregistered distribution, and especially because they will represent that they are purchasing for investment, they will not be underwriters within the meaning of Section 2(a)(11) of the Securities Act.

July 23, 2021

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS, PAGE F-2

5.

We have considered your response to comment 10. Based on your response, it appears you have concluded that the company is acquiring a set of similar assets. Disclosure on page F-31 of the Target’s financial statements indicates that the Target owned a mix of retail and industrial properties. Please explain to us how you determined retail and industrial properties have similar risk characteristics such that they can be considered similar assets. In your response, tell us how you considered the risks associated with operating the assets, obtaining tenants and tenant management, how those risks are similar between industrial and retail properties, and how they are different. Reference is made to ASC Topic 805-10-55-6.

RESPONSE: The Company believes that each of the 16 retail and three industrial properties acquired in the Merger (the “Merger Portfolio”) is a single identifiable asset that, when considered together, represents a group of similar assets for the purpose of applying the screen in ASC Topic 805-10-55-5A. ASC Topic 805-10-55-5A states “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.”

For purposes of assessing whether the assets acquired relating to each retail and industrial property (i.e., the land, building and in-place lease intangibles) represent a single identifiable asset, the Company considered the guidance in ASC Topic 805-10-55-5B, which states “A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination. However, for purposes of this evaluation, the following should be considered a single asset:

a.

A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building)

b.	In-place lease intangibles, including favorable and unfavorable intangible assets or liabilities, and the related leased assets.”

The Company concluded that for each retail and industrial property acquired, the land, building and in-place lease intangibles represent a single asset because (1) the building is attached to and cannot be physically removed from and used separately from the land without incurring significant costs or reducing the building’s fair value and (2) the in-place leases for each property should be combined with the leased asset.

July 23, 2021

For purposes of assessing whether the retail and industrial properties are similar, the Company considered the guidance in ASC Topic 805-10-55-5C which states “A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55-5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a.	A tangible asset and an intangible asset

b.	Identifiable intangible assets in different major intangible asset classes (for example, customer related intangibles, trademarks, and in-process research and development)

c.	A financial asset and a nonfinancial asset

d.	Different major classes of financial assets (for example, accounts receivable and marketable securities)

e.	Different major classes of tangible assets (for example, inventory, manufacturing equipment and automobiles)

f.	Identifiable assets within the same major asset class that have significantly different risk characteristics.”

The Company first considered the nature of the retail and industrial properties noting the following:

•	Each property is a stand-alone commercial property with a single-tenant leasing the property pursuant to a long-term lease agreement.

•	Each property is leased to a lessee engaged in the cannabis industry and subject to similar reputational, regulatory, legal, and economic risks.

•

From the perspective of real estate sectors, even though the property may be leased to various tenants, each of these properties is categorized as a net lease commercial real estate asset with a lessee operating in the cannabis industry. Neither the Company nor the Target invests or has invested in properties used for housing, healthcare, storage, non-cannabis retail, entertainment, etc.

July 23, 2021

•

Investment criteria includes a standardized review of tenant financial information, the state and local cannabis licensing and the property fundamentals such as location for the cannabis use. Such investment criteria are the same for each property within the Merger Portfolio.

•	Each tenant is a nationally or regionally recognized company with sufficient credit worthiness to satisfy the Company’s investment criteria.

•	The methodology used to evaluate the acquisition of any one of the properties, on an individual basis, is effectively identical.

The Company then considered the risks associated with managing and creating outputs from the properties because this assessment may be instructive on whether an integrated set of assets and activities has been acquired. Therefore, the Company focused on assessing the risks relating to acquiring the properties, operating the properties, obtaining tenants and managing tenants, and whether those risks are significantly different (item 805-10-55-5c.f) between the industrial and retail properties.

Risks associated with acquiring the properties

The Company’s investment criteria includes a standardized review of multiple financial return metrics, an evaluation of the terms and conditions of the underlying lease agreement, and consideration of certain real estate fundamentals in its underwriting and due diligence related to the potential acquisition of all commercial properties. Specifically, the Company’s investment criteria is focused on investment yield (the level of cash flows) and lease term (the length of time for rental payments to be received prior to lease expiration) driven by three primary factors: (i) credit quality of the tenant - the assessment of the tenant and guarantor’s financial strength and business health; (ii) revenue-centric nature of the property (retail and wholesale), which drives meaningful value in the transaction, and (iii) the licensing and regulatory framework that will impact a tenants’ ability to execut its business plan. These primary investment criteria each carry effectively equal weighting in the Company’s underwriting process whereby, if the potential investment does not achieve what the Company believes will be a sufficient combination of these criteria, the Company generally does not move forward in its acquisition process. The risk characteristics of each of these factors is not differentiated by the utilization of the property as an industrial or retail location but rather the nature of the lease and the tenant. In reference to ASC Topic 805-10-55-6, the Company notes that while the nature of a retail business and a business requiring industrial space do vary in nature, this difference does not impact the leasing of the properties under a lease where the property is maintained by the tenant. Each of the properties in the Merger Portfolio provides a favorable level of investment yield and is subject to a long-term lease with a single-tenant that demonstrates credit characteristics that the Company has determined satisfactory in its underwriting process.

July 23, 2021

Risks associated with operating the properties

All of the properties in the Merger Portfolio have a single-tenant and the tenant occupies the property pursuant to lease agreements that generally provide for the tenant to have responsibility for the majority, if not all, of the operating responsibilities and all of the costs of maintaining and operating the property except for the maintenance of the roof and the parking lot, which is typical in a triple net lease. Maintenance of the roof and parking lot for properties that are being used for retail operations or for industrial (agricultural) production do not differ significantly regarding the associated risks. The notable difference is that a retail property typically has less square footage than a cultivation facility, and as such the roof would also be commensurately smaller. While that is not always the case, the difference in size does not introduce a difference in the risks associated with the Company is responsible for maintaining the roof and/or parking surface at the properties in the Merger Portfolio. Further, the Company’s responsibility for the maintenance of the roof and parking lot, it does not introduce incremental substantive risk for a retail or industrial property, as third-party repair and maintenance service providers are readily available in the markets where the properties are located. As a result, any issues encountered can be resolved without significant demands on the management processes.

Risks associated with obtaining tenants

Should the existing tenant vacate the property, the process for obtaining a replacement tenant for an industrial property or retail property are virtually identical, including the engagement of a leasing broker and the evaluation and negotiation of a lease with the prospective replacement tenant. Given the specialized use of our properties for the cannabis industry, the highly regulated nature of the industry and our focus on vertically integrated companies that operate both dispensary and cultivation facilities, the market for both retail and industrial properties is substantially the same.

Also, as noted previously, a primary investment criterion of the Company is the term of the lease. The Company seeks to invest in single-tenant net lease commercial properties, whether retail or industrial, with in-place tenants occupying the properties pursuant to long-duration leases. As a result, the Company’s risk associated with initially obtaining tenants is eliminated. Each property in the Merger Portfolio has been 100% occupied since the closing each respective property acquisition and each property is subject to a long-duration lease with the applicable tenant. The properties in the Merger Portfolio have tenants that have occupied the properties for a significant period of time. The tenure of the tenant and the length of the remaining lease are a key consideration within the Company’s investment criteria and reflect an element of the risk characteristics inherent in the assets, which in the case of these properties is substantially similar.

The Company acknowledges that obtaining a replacement tenant for an industrial property or a retail property with a large amount of square footage may present a greater challenge and could subject the Company to risks that are different than a retail location with a smaller footprint. However, the process for pursuing the replacement tenant and the financial analysis regarding the likely incurrence of capital outlays to modify the applicable space for the prospective tenant is reasonably consistent, particularly for the specialized use of our properties, and would not be considered significantly differently.

Risks associated with tenant management

The Company believes that the risks managing a tenant that is leasing industrial space versus retail space are not significantly different. As previously noted, all the properties in the Merger Portfolio are leased to a single-tenant and the tenants occupy and operate the property pursuant to a triple-net lease that places the responsibility of managing the property and the costs associated with management of the property on the tenant, thereby significantly limiting the demands on the Company for risks associated with tenant management.

The Company applies its’ underwriting methodology consistently across all investment opportunities, regardless of the property type. In its investment process, the Company considers the credit quality of the tenant and guarantor. Inherent in the Company’s assessment of the credit characteristics of the tenant is an evaluation of the tenant’s business, particularly the component of their business being operated at the property. These assessments are largely similar in terms of the risks being evaluated regardless of whether the tenant will operate the property for retail or industrial purposes. It should also be noted that all of the tenants/guarantors of the properties, including the Merger properties are vertically integrated (i.e., they operate both industrial and retail properties). As a result, we are evaluating the credit worthiness of the same group of tenant/guarantors whether the property is industrial or retail.

Other risk considerations

The Company also considered the following in reaching a determination about whether the risks are similar between the industrial and retail properties:

•

All of the Company’s properties, including the Merger Portfolio, are leased to single-tenants that occupy the properties for commercial purposes, which subjects these assets to similar risks associated with, among other factors: (i) non-payment of rent; (ii) failure of the single-tenant’s business or loss of their cannabis license; and (ii) the tenant’s non-renewal of a lease requiring the Company to obtain a new tenant.

•

All of the properties in the Merger Portfolio are 100% occupied under long duration leases, which subjects the rent payments the Company will receive to risks associated with, amongst other elements, (i) macro-economic risks, (ii) the risks associated with long-term payment arrangements, including but not limited to interest rate risk, and (iii) the cyclical risk associated with real estate investments.

July 23, 2021

•

Given the complicated, competing and uncertain laws and regulations regarding the cannabis industry, as well as substantial overlap in the consumer for medical and adult-use cannabis products, the Company believes that the Company’s tenants are subjected to market and legal risks that are very similar.

•

The Company’s asset management processes and procedures for each of the Company’s properties are virtually the same and are not altered materially by the location or use of the property, nor the tenant occupying the property.

In addition, the Company considered the example provided in ASC 805-10-55-55 through 57 in which a company considered the risk characteristics between commercial rental properties and single-family residences that were acquired. The Company notes that there are significant differences in the risks associated with a residential real estate property and a commercial property in almost every material aspect, including, but not limited to, the nature of the customer (individual versus business) and the customer/tenant acquisition process. In contrast as noted above, the risk characteristics relating to acquiring properties, operating properties, obtaining tenants and managing tenants between a single tenant industrial property and a single tenant retail property are not significantly different.

Summary

To summarize, the Company believes that the properties in the Merger Portfolio comprise a group of similar assets under ASC 805-10-55-5C due to the fact that the assets are similar in nature (e.g., single tenant, triple net leased under long-term leases, commercial properties with recognizable high quality credit tenants in the cannabis industry) and the risk associated with managing and creating outputs of the retail and industrial properties are not significantly different (i.e., they are similar as more fully described above).

July 23, 2021

*****

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by telephone at 202-955-1611 or via e-mail at rsmith@huntonak.com or James V. Davidson, by telephone at 804-787-8035 or via email at jdavidson@huntonak.com.

Sincerely,

/s/ Robert K. Smith

Robert K. Smith, Esq.

cc:	David Weinstein, NewLake Capital Partners, Inc.

Anthony Coniglio, NewLake Capital Partners, Inc.

Fred Starker, NewLake Capital Partners, Inc.

James V. Davidson, Esq., Hunton Andrews Kurth LLP

Kathryn E. Saltz, Esq., Hunton Andrews Kurth LLP

Carrie T. Long, Esq., Foley & Lardner LLP

Curt P. Creely, Esq., Foley & Lardner LLP